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Exhibit 12.2

COMMONWEALTH REIT

COMPUTATION OF RATIO OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(dollars in thousands)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Income from continuing operations	$79,751	$78,931	$61,731	$68,141	$199,475
Equity in earnings and gains on equity transactions of investees	(43,272)	(6,546)	—	—	(119,423)
Fixed charges before preferred distributions	183,433	173,458	180,193	171,459	165,903
Distributions from investees	16,119	4,975	—	—	5,387
Capitalized interest	—	—	—	(489)	(335)

Adjusted Earnings	$236,031	$250,818	$241,924	$239,111	$251,007

Fixed Charges and Preferred Distributions:
Interest expense (including amortization of debt discounts, premiums and deferred financing fees)	$183,433	$173,458	$180,193	$170,970	$165,568
Capitalized interest	—	—	—	489	335
Preferred distributions	47,733	50,668	50,668	60,572	44,692

Combined Fixed Charges and Preferred Distributions	$231,166	$224,126	$230,861	$232,031	$210,595

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.0x	1.1x	1.0x	1.0x	1.2x

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  Exhibit 12.2